SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)


                           Marlton Technologies, Inc.
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                                (Name of Issuer)


                      Common Stock, no par value per share
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                         (Title of Class of Securities)


                                   571263102
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                                 (CUSIP Number)

                                 Robert Ginsburg
                           Marlton Technologies, Inc.
                                2828 Charter Road
                        Philadelphia, Pennsylvania 19154
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 23, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                           13D


       571263102
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Robert Ginsburg
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*

       PF
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
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   NUMBER OF      7    SOLE VOTING POWER               -0- - See Item 5
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER              12,005,890 - See Item 5
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER          -0- - See Item 5
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER         12,005,890 - See Item 5

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                        12,005,890 - See Item 5

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       61.4%

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  14   TYPE OF REPORTING PERSON*

       IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

        This Amendment No. 4 to Schedule 13D is being filed by Mr. Robert Ginsburg ("Ginsburg") pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information provided herein with respect to Members (as defined), other than Ginsburg, is provided in accordance with, and is subject to the limitations set forth in, Rule 13d-1(k)
(2) promulgated under the Exchange Act. Ginsburg hereby supplements and amends his Schedule 13D, as amended from time to time, as to the following Items.


Item 1. Security and Issuer.

         The securities to which this statement (the "Schedule 13D") relates are the shares of common stock, no par value ("Shares"), of Marlton Technologies, Inc. (the "Company"), a Pennsylvania corporation. The Company's principal executive office is located at 2828 Charter Road, Philadelphia, Pennsylvania 19154.

Item 2. Identity and Background.

         Ginsburg, Jeffrey Harrow ("Harrow"), Scott Tarte ("Tarte") and Alan Goldberg ("Goldberg") may be deemed, pursuant to Section 13(d)(3) of the Exchange Act, to have formed a group. (Except as otherwise indicated, such persons are individually referred to as a "Member" and are collectively referred to as the "Members" or the "Group").

         Each Member is employed by the Company. The business address for each Member is 2828 Charter Road, Philadelphia, Pennsylvania 19154. Each Member is a citizen of the United States and none of the Members has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         It is anticipated that to the extent Members require funds to complete the transactions described in Item 4, such Member will use personal funds.


Item 4. Purpose of Transaction.

         On or about October 23, 2002, the Group advised the Board of Directors of the Company of its desire to acquire the Company (the "Proposed Acquisition"). The Group offered to pay $0.25 for each Share acquired in such transaction and advised that the Proposed Acquisition would not be subject to a financing contingency. The structure and the other terms and conditions of the Proposed Acquisition have not been determined. The completion of such transaction may result in the occurrence of one or more of the events described in paragraph (a) - (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

                  (a) Set forth below is a table reflecting the Shares beneficially owned by each Member:


                            Number of          Number of                             Percentage
Name                        Shares             Rights (2)          Total             Ownership(3)
----                        ---------          ----------          -----             ------------
Tarte                       2,000,000          2,000,000           4,000,000          26.7%
Harrow                      2,005,000          2,025,734           4,030,734          26.8%
Goldberg                      404,551(1)         896,221           1,300,772           9.4%
Ginsburg                    1,044,363(1)       1,630,021           2,674,384          18.3%
--------                    ---------          ---------          ----------          -----
Group                       5,453,914          6,551,976          12,005,890          61.4%


(1) Excludes 228,097 shares held by the Company's 401(k) plan of which such person is a trustee. Such person disclaims beneficial ownership of the Shares held by such plan, except for those Shares held for his direct benefit as a participant in such plan.

(2) The term "Rights" refers to options, warrants and other rights to acquire Shares within 60 days of the date hereof.

(3) Percentage ownership is calculated pursuant to Rule 13d-3(d) promulgated under the Exchange Act and on the basis, as indicated in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2002, that 12,988,499 shares of Common Stock are outstanding.

         Ginsburg disclaims beneficial ownership of the Shares held by the other Members.

(b) The stockholders agreement dated as of November 20, 2001 by and among Ginsburg, Tarte, Harrow and the Company (the "Stockholders Agreement"), provides, among other things, with certain exceptions, that

o Harrow and Tarte shall have the right to designate that number of individuals as nominees (which nominees shall include Harrow and Tarte) for election as directors as shall represent a majority of the board of directors.

o Harrow, Tarte and Ginsburg (collectively, the "Stockholders") will vote their Shares in favor of Harrow's and Tarte's designees and Ginsburg.

o Without the prior written consent of Ginsburg, Harrow and Tarte will agree that until November 2008 they will not vote any of their Shares in favor of (i) the merger of the Company,
                  (ii) the sale of substantially all of the Company's assets, or
                  (iii) the sale of all the Shares, in the event that in connection with such transaction the Shares are valued at less than $2.00 per share.

o The Stockholders will recommend to the board of directors that it elect Tarte as the Vice Chairman of the Board of the Company and as the Chief Executive Officer of each subsidiary of the Company, Ginsburg as the President and Chief Executive Officer of the Company and the Harrow as the Chairman of the Board of the Company.

o The Stockholders shall have a right of first refusal with respect to one another in connection with any sale of the Shares held by them.

         As a result of (i) the Stockholders Agreement and (ii) the informal, non-binding understanding among the Members that they will vote in favor of the Proposed Acquisition and/or will not take any action that would materially impede the completion of such transaction, each of the Members may be deemed to share voting and dispositive power over the Shares beneficially owned by the other Members.

         Except as described above, each Member has sole voting power and sole dispositive power with respect to the Shares reflected as owned by them in Item 5(a).

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as described in Items 4 and 5, none of the Members is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item  7. Material to be filed as Exhibits

         Incorporated by reference to the exhibits previously filed with respect to the Schedule 13D originally filed by Ginsburg, as amended from time to time, to the extent such exhibit is responsive to this item.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2002






                                    /s/ ROBERT GINSBURG
                                        ---------------------
                                        Robert Ginsburg